

July 18, 2022

Julian Singer
Managing Member
JDS1, LLC
2200 Fletcher Avenue
Suite 501
Fort Lee, NJ 07024

        Re: CATALYST BIOSCIENCES, INC.
            PRRN14A filed July 14, 2022
            Filed by JDS1, LLC et al.
            SEC File No. 0-51173

Dear Mr. Singer:

     We have reviewed your revised filing and have the following comment. Please respond to the comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. All defined terms used here have the same meaning as in your filing.

PRRN14A filed July 14, 2022

We Believe That, to Unock [sic] Stockholder Value, the Company Should Distribute Most of Its Available Cash to Stockholders, page 23

1.   We note your assertions here and throughout the proxy statement that "stockholders are currently suffering a discount of approximately 36%," based on the fact that the Company had cash and cash equivalents of $87 million at March 31, 2022, and its stock is trading at $1.77 rather than $2.76 per share. However, this figure does not take into account expenses incurred since that date, or reserves for future liabilities that may reduce the amount of cash available for distribution. (On page 23, you acknowledge the Company may need to reserve for administrative and other expenses.) The Company issued a press release on June 29, 2022 stating it intends to distribute $65 million in cash to shareholders. Revise generally to explain why you believe the Company has $87 million rather than $65 million available for distribution and to express that assertion as an opinion, or advise. Make corresponding changes to the discount to trading figures as well.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Keith Gottfried, Esq.